SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

ISILON SYSTEMS, INC.

(Name of Subject Company)

ISILON SYSTEMS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

46432L104

(CUSIP Number of Class of Securities)

Keenan M. Conder

Vice President, General Counsel and Corporate Secretary

Isilon Systems, Inc.

3101 Western Ave.

Seattle, Washington 98121

(206) 315-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Craig E. Sherman, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 (206) 883-2500	Martin W. Korman, Esq. Lawrence M. Chu, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by Isilon Systems, Inc. on November 15, 2010 (including all exhibits attached thereto) are incorporated herein by reference.